October 13, 2015

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Sally Samuel

Re: Prudential Investment Portfolios 3: Form N-1A

Post-Effective Amendment No. 53 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 54 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 333-95849

Investment Company Act No. 811-09805

Dear Ms. Samuel:

We filed through EDGAR on August 3, 2015 on behalf of Prudential Investment Portfolios 3 (the “Trust” or the “Registrant”) Post-Effective Amendment No. 53 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 54 under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding a new series to the Trust, the Prudential Global Absolute Return Bond Fund (the “Fund”).

This letter is intended to respond to the comments on the Amendment that the staff of the Division of Asset Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by telephone to Diana Huffman on September 14, 2015. For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. Any changes made in response to the Staff’s comments will be reflected in a Post-Effective Amendment to the Registrant’s Registration Statement to be filed on or about November 3, 2015 pursuant to Rule 485(b) under the 1933 Act with immediate effectiveness. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment.

PROSPECTUS

1. Comment

Please respond to these comments in a writing filed on EDGAR, include the appropriate Tandy responses in such writing and if any disclosure revisions are necessary please provide in such writing. Additionally, please file such writing to provide the Staff with sufficient time to review your responses.

Response

The Fund is responding to the comments in this correspondence that is filed on EDGAR. The correspondence includes the appropriate Tandy responses as well as disclosure revisions and will be provided to the Staff in a timely manner.

2. Comment

In the “Annual Fund Operating Expenses” table add line items related to: (a) Acquired Fund Fees and Expenses; and (b) Short Sales, if applicable.

Response

(a)	Although the Fund may invest in other funds, the amount of estimated expenses attributable to acquired funds does not exceed 0.01% (one basis point) of the Fund’s average net assets, and as a result the amount of such investments does not require a separate line item under Instruction 3(f)(i) to Item 3 of Form N-1A.
(b)	Although the Fund may engage in short sales, dividend and interest expenses related to short sales do not exceed 0.01% of the Fund’s average net assets and as a result, have not been included as a line item in the fee table.

Investments, Risks and Performance

3. Comment

In the “Principal Investment Strategies” section of the prospectus, please explain the Fund’s “Absolute Return” strategy in plain English.

Response

An absolute return strategy means that the Fund seeks positive returns over the long-term, regardless of market conditions. This definition is articulated in the Fund’s investment objective. Accordingly, the Registrant does not believe that any changes are necessary in response to this comment.

4. Comment

Please rewrite the second sentence in the Fund’s Principal Investment Strategies in plain English; specifically, please describe in plain English the investment techniques that are currently listed in that sentence.

Response

Given that the investment techniques referenced in the second sentence of the Fund’s Principal Investment Strategies are described in more detail in the statutory prospectus, this sentence has been revised in the statutory prospectus to reflect that the techniques are described in more detail below. Additional disclosure has been added to describe the Fund’s technique relating to yield curve positioning.

5. Comment

Since the Fund’s name includes the word “global”, please describe the test used to determine that the Fund’s investments are economically tied to a number of countries throughout the world.

Response

We note that Rule 35d-1 under the 1940 Act does not apply to the term “global”, which the Staff has stated “connote[s] diversification among investments in a number of different countries throughout the world.” (Release No. 24828). In view of the Staff’s position, the prospectus includes disclosure stating: “Under normal circumstances, the Fund invests at least 40% of its investable assets in foreign securities. The Fund’s investments in foreign issuers may be lower if conditions are not favorable, but such investments may not be lower than 30% of the Fund’s investable assets.” We believe that this disclosure satisfies the Staff’s position on the use of the word “global” while allowing the Fund and the portfolio managers the flexibility to invest between 30% to 40% of its total assets in foreign securities temporarily if unfavorable or unusual circumstances exist which would otherwise disadvantage the Fund and its shareholders.

6. Comment

Please review the section of the summary prospectus entitled “Principal Investment Strategies” and confirm that each of the strategies described therein are in fact principal strategies of the Fund.

Response

The Registrant confirms that the strategies listed in the section of the summary prospectus entitled “Principal Investment Strategies” are in fact principal strategies of the Fund.

7. Comment

The Staff notes that the Fund may invest in asset-backed securities, including collateralized loan obligations (“CLOs”) and collateralized debt obligations (“CDOs”), as part of its principal investment strategies. It is the position of the Commission’s division of investment management that CLOs and CDOs are illiquid instruments and, therefore, an open-end fund can invest no more than 15% of its assets in CLOs and CDOs. Please add disclosure that these instruments are considered illiquid for purposes of the 1940 Act and supplementally confirm that the Fund will not invest more than 15% of its assets in such instruments.

Response

We respectfully decline to characterize all CLOs and CDOs held by the Fund as illiquid. The Commission has expressed its view that a portfolio security or other asset held by a fund is considered liquid if it can be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the fund has valued the investment. The liquidity of CDOs and CLOs held by the Fund will be determined in accordance with these Commission guidelines. The Subadviser has extensive experience with the CLO and CDO market. Based on this depth of knowledge, the Subadviser analyzes each CLO and CDO investment individually for liquidity.  In the Subadviser’s experience, the vast majority of such investments have met the Commission’s guidance with respect to liquidity. In particular, the types of CLOs in which the Fund will invest are generally rated investment grade and occupy the more senior tranches of the CLO’s capital structure. In the Subadviser’s view, the market for these types of instruments is deep and active. As a result, it is expected that these types of securities will be able to be sold within seven days at approximately the value at which the Fund has valued the investment. If the Fund purchases a CLO or CDO investment that, in the view of the Investment Manager or Subadviser, the Fund will be unable to dispose of within seven days, the security will be deemed to be illiquid in accordance with published Commission guidelines.

8. Comment

(a) Where you include derivatives with economic characteristics similar to those of the Fund as part of the Fund’s net assets, disclose that you will use the mark-to-market value for purposes of valuing derivatives.

(b) Please review the disclosure regarding the Fund’s ability to invest in derivative instruments and confirm that such disclosure is consistent with the Staff guidance set forth in letter from Barry D. Miller to the Investment Company Institute dated July 30, 2010 (the “Miller Letter”).

(c) The Fund discloses that it may engage in total return swaps. In this connection, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its Staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

(d) If the Fund will write or issue credit default swaps, confirm that the Fund will segregate the full notional value of the credit default swap.

Response

(a) The Fund generally uses the mark-to-market value of derivatives, but may use the notional value of a derivative if that is determined to be a more appropriate measure of the Fund’s investment exposure and in the best interests of shareholders.

(b) The Registrant hereby confirms that the disclosure is, in its view, consistent with the Staff guidance set forth in the Miller Letter.

(c) The Fund confirms that it is aware of the staff’s guidance. The Registrant confirms that, with respect to its investments in derivatives, it will “cover” its positions in a manner that is consistent with SEC Staff positions with respect to Section 18 of the 1940 Act.

(d) The Fund confirms that if the Fund writes or sells a credit default swap, it will segregate the full notional value of such swap.

9. Comment

With respect to the Fund’s investments in mortgage-backed securities, if subprime investments are part of the Fund’s principal investment strategies, please so disclose and add subprime risk disclosure.

Response

We note that subprime investments are already referenced under “Mortgage-Backed and Asset-Backed Securities Risk” and a reference to subprime investments has been added in the strategy section of the prospectus.

10. Comment

To the extent the Fund may invest in senior securities as part of its principal investment strategies, please outline the extent to which the Fund’s investments in senior securities will be limited under the 1940 Act.

Response

We confirm that the Fund will comply with Section 18 of the 1940 Act. We note that the section of the SAI entitled “Investment Restrictions” outlines the Fund’s policies with respect to issuing senior securities.

More About the Fund’s Investment Strategies, Investments and Risks

11. Comment

Per guidance from the Commission, please review the section of the prospectus entitled “Investment Strategies and Investments” and confirm that it is not identical to the section of the summary prospectus entitled “Principal Investment Strategies”.

Response

The Registrant hereby confirms that the section of the summary prospectus entitled “Principal Investment Strategies” is not identical to its counterpart in the statutory prospectus.

12. Comment

Please add disclosure that shareholders will be provided 60 days’ notice prior to any change to: (a) the Fund’s name to remove the term “global” or “bond”, (b) the Fund’s policy of investing at least 80% of its investable assets in fixed income instruments with varying maturities, or (c) the Fund’s policy of investing at least 40% of its investable assets in foreign securities.

Response

The use of “global” in the Fund’s name is not subject to Rule 35d-1 and therefore, the use of “global” in the Fund’s name and the Fund’s policy of investing at least 40% of its investable assets in foreign securities may be changed without notice to shareholders. Since the use of “bond” in the Fund’s name is subject to Rule 35d-1, any change to the 80% policy will be subject to 60 days’ prior notice to shareholders. The prospectus contains disclosure that the Fund’s 80% policy may be changed by the Board on 60 days’ written notice to shareholders.

13. Comment

Please add disclosure in the prospectus discussing the Fund’s ability to engage in active and frequent trading, as set forth in instruction 7 to Item 9(b)(1) of Form N-1A.

Response

The Fund does not currently intend to engage in active or frequent trading and, therefore, has not included disclosure regarding active and frequent trading in its prospectus.

Other Investments and Strategies

14. Comment

In the section of the prospectus entitled “Other Investments and Strategies”, please rewrite the first sentence in the subsection entitled “Additional Strategies” to be clearer.

Response

The Registrant has reviewed the above-referenced disclosure and believes it to be clear as written.

15. Comment

In section of the prospectus entitled “Other Investments and Strategies—Additional Strategies”, please either identify the other fundamental investment restrictions to which the Fund is subject, or delete the sentence if this disclosure only refers to the fundamental restrictions that are already disclosed in the SAI.

Response

This section has been updated to add a cross-reference to the investment restrictions set forth in the SAI.

16. Comment

In the section entitled “How to Buy Shares”, the last two sentences in the subsection entitled “What Price Will You Pay for Shares of the Fund?” seem to contradict one another. Please review and clarify as necessary.

Response

The Registrant has reviewed the aforementioned disclosure and believes it to be clear and accurate. Shares of the Fund may be purchased through an account with the Transfer Agent, or through an account with a financial intermediary that has an agreement with the Distributor to sell Fund shares. Pursuant to the Distributor’s policies and the Transfer Agent’s operating procedures, when an order is placed directly with the Transfer Agent, the order is deemed received when received by the Transfer Agent at its processing center. This is reflected in the penultimate sentence of the above-referenced paragraph. The Distributor has agreements with brokers and other financial intermediaries which enable such parties to establish the time of receipt for orders they receive. The last sentence of the subsection entitled “What Price Will You Pay for Shares of the Fund?” is intended to reflect the fact that different financial intermediaries may have different policies in terms of how they determine when an order is received.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

General

17. Comment

Please confirm that the SAI contains a Table of Contents.

Response

The Fund confirms that the SAI contains a Table of Contents.

18. Comment

Confirm that any changes made to the prospectus per the Staff’s comments are carried over and reflected in the SAI, as necessary.

Response

All changes made to the prospectus in response to the Staff’s comments have been carried through to the SAI where applicable.

Investment Risks and Considerations

19. Comment

The SAI refers to the Fund’s ability to invest in convertible securities. If the Fund will also invest in contingent convertible bonds (“CoCos”) as part of its principal strategy, please disclose and please supplementally disclose to the Staff the extent to which the Fund is currently investing or plans to invest in CoCos.

Response

The Fund does not expect to invest in CoCos as part of its principal investment strategies.

Investment Restrictions

20. Comment

In the Fund’s investment restriction on illiquid securities, add disclosure that if the Fund’s investments in illiquid securities exceed 15% at any time, the Fund will take such actions as necessary to bring such investments down to 15% or less.

Response

The Registrant has reviewed the above-referenced disclosure and believes that it is sufficient as written to address the Staff’s comment.

Portfolio Holdings

21. Comment

In the SAI disclosure regarding the Fund’s portfolio holdings, please identify by name all third parties who receive advanced disclosure of portfolio holdings information under an ongoing arrangement, in accordance with Item 16(f)(2) of Form N-1A.

Response

To the best of the Registrant’s knowledge, the portfolio holdings section of the SAI identifies by name all recipients of portfolio holdings under “ongoing arrangements” as required by Item 16(f)(2).

PART C

22. Comment

(a) Except where permitted under Rule 483 under the 1933 Act, file executed contracts, not forms of contracts, as exhibits.

(b) In accordance with Rule 483 under the Securities Act of 1933, where the Fund has entered into substantially identical contracts with multiple contracts (e.g., dealer sales contracts), please file as an exhibit to the Registration Statement one sample of each such agreement and a schedule identifying the contracts not being filed as exhibits and setting forth variances from the sample contract.

Response

(a) The Registrant will file executed contracts whenever possible.

(b) The Registrant will review those exhibits to which Rule 483(d)(2) may apply and make such filings as appropriate.

Tandy Representations

The Trust hereby acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission Staff comments or changes to disclosure in the Registration Statement in response to Commission Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments concerning the above may be communicated to Diana Huffman at (973) 367-8982.

Sincerely,

/s/ Diana Huffman

Diana Huffman

Vice President & Corporate Counsel